Writer's Direct Dial: (212) 225-2234
E-Mail: ggoldman@cgsh.com

December 23, 2005

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	iShares® GSCI® Commodity-Indexed Trust
iShares® GSCI® Commodity-Indexed Investing Pool LLC
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 33-126810
Filed October 31, 2005

Dear Ms. Garnett:

On behalf of our client, Barclays Global Investors International, Inc. (“BGI”), we are electronically transmitting for filing Amendment No. 3 (“Amendment No. 3”), further amending the above referenced Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2005. Amendment No. 3 is marked to show changes from Amendment No. 2. Amendment No. 3 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 28, 2005. The numbering of the paragraphs of this response letter corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.

Securities and Exchange Commission, p. 2

General

1.	Please revise the registration statement cover page to disclose the registration number for the co-registrant LLC. In addition, please obtain a CIK number for the co-registrant LLC.

BGI has obtained a CIK number for the iShares® GSCI® Commodity-Indexed Investing Pool LLC (the “Investing Pool”). BGI is in the process of obtaining a registration number for the Investing Pool and expects to include that number on subsequent amendments to the Registration Statement.

2.	Please advise us how the redemptions of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.

To the extent Regulation M applies to the redemption of units of beneficial interest (“Shares”) in the iShares® GSCI® Commodity-Indexed Trust (the “Trust”), BGI intends to submit a request for “no-action” relief to the Division of Market Regulation consistent with similar “no-action” relief granted to other non-investment company exchange traded funds, for example, iShares COMEX Gold (publicly available January 27, 2005).

3.	We note your response to comment 1. Please confirm that Authorized Participants acting as underwriters will distribute this prospectus in connection with their sales and please reflect this is in your disclosure.

BGI confirms that any Authorized Participants acting as underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the regulations thereunder, will be obligated to distribute a prospectus in connection with their resales of Shares received from the Trust, to the extent required under the Securities Act. Disclosure notifying Authorized Participants of their prospectus delivery obligations appears on the inside cover page of the prospectus and at page 67. BGI expects that Authorized Participants acting as underwriters within the meaning of the Securities Act will rely on the provisions of Rule 172 under the Securities Act, as applicable, to satisfy such delivery obligation.

4.	We note your response to comment 3. The Division of Investment Management will review the response and will contact you directly with any comments.

BGI acknowledges the Staff’s response.

Prospectus Cover Page

5.	We note your response to comment 9. Please revise your disclosure regarding the price at which the shares will be sold by the Initial Purchaser and the Authorized Participants to clarify, if accurate, that the price is expected to fall between net asset value and the share trading price.

Securities and Exchange Commission, p. 3

BGI does not believe that it will necessarily be the case that the price at which the Initial Purchaser and Authorized Participants will sell Shares will fall between the net asset value per Share and the trading price per Share. The price at which such sales will be made will depend on a number of factors, including the timing and manner of sale and the supply of and demand for the Shares at that time, in addition to the net asset value per Share and trading price of the Shares on the New York Stock Exchange.

6.	We note your response to comment 12. Since the registration statement relates to resale of shares that were sold privately to the Initial Purchaser prior to effectiveness, please revise the prospectus to include the selling stockholder disclosure required by Item 507 of Regulation S-K. In addition, please provide a more detailed analysis as to why the sale of shares to the Initial Purchaser should not be integrated with the public offering.

The required disclosures with respect to the Initial Purchaser as a selling stockholder in accordance with Item 507 of Regulation S-K will be added by amendment upon the designation of the Initial Purchaser.

As noted in its response letter dated October 31, 2005, BGI believes that it would not be appropriate, or consistent with the policies underlying the Securities Act, to integrate the initial sale of Shares by the Trust to the Initial Purchaser with the public offering. The creation of the initial Shares by the Initial Purchaser effectively is a form of “seed capital.” It is structured to occur prior to effectiveness of the Registration Statement in order to permit the Trust and the Investing Pool to have an initial CERF position, and thus have financial statements that will be meaningful to investors, at the time the Registration Statement becomes effective. In the circumstances here, where the underlying CERFs have not yet started trading, it would also not be practical for the initial CERFs to have been transferred to the Trust, and the initial Shares to have been created, prior to the filing of the Registration Statement.

In Squadron Ellenoff,1 the Staff recognized that a private offering to qualified institutional buyers or a limited number of other institutional investors need not be integrated with a contemporaneous public offering. In this transaction, the initial Shares will be sold to a single institution, the Initial Purchaser, that is a registered broker-dealer. As in the case of the private placements described in Squadron Ellenoff, it does not appear that the Initial Purchaser itself, in this limited situation, requires the protections provided by registration under the Securities Act. The Initial Purchaser will not be permitted to sell the initial Shares to the public prior to the effectiveness of the Registration Statement. As a result, any subsequent investors to whom the Initial Purchaser chooses to sell the initial Shares will receive the full protections of the registration process. In this situation, it does not appear that any purpose would be served by integrating the initial sale of Shares to the Initial Purchaser with the registered offering.

Investment Objective, page 3

7.	We note your response to comment 15. Please confirm that the limitations on the investment of your margin assets will be finalized and disclosed prior to effectiveness of the registration statement.

BGI confirms that the limitations on the investment of margin assets are expected to be finalized and disclosed prior to the effectiveness of the Registration Statement.

Risk Factors, page 10

Suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares, page 10

8.	We note your response to comment 21. Please disclose, if accurate, that market limits may result in a daily NAV that does not accurately reflect the market value of the underlying assets. Furthermore, since such daily limits are generally triggered in the event of a significant change in market price for such commodity, please disclose that the extent of any distortion could be significant. Please also disclose whether baskets may be created or redeemed at this distorted NAV.

Disclosure has been added in response to this comment at page 12.

[1]	(Publicly available February 28, 1992). See also Black Box (publicly available June 26, 1990).

Securities and Exchange Commission, p. 4

The trading of CERFs presents risks unrelated to the GSCI-ER, page 11

9.	We note your response to comment 22; however we reissue the comment. Please disclose examples of activities of market participants that could adversely affect the correlation between the value of the CERFs and the level of the GSCI-ER.

Disclosure has been added in response to this comment at page 13.

The liquidity of the Shares may be affected by the withdrawal from participation of Authorized Participants or by the suspension of issuance, transfers or redemptions of Shares by the Trustee, page 16

10.	We note your response to comment 24; however, the disclosure still does not clearly describe this risk. Please revise to explain in more detail how difficulty in creating or redeeming baskets will reduce the liquidity of the Shares. Similarly, explain how suspension of issuance, transfer or redemption could adversely affect the liquidity of the Shares and the correlation between the value of the shares and the level of the Index.

The disclosure has been revised at pages 17 and 18 in response to this comment.

Valuation of CERFs; Computation of Trust’s Net Asset Value, page 39

11.	Refer to the third paragraph under this heading. Please revise to describe in more detail how the manager will calculate the value of the Investing Pool’s long position in CERFs. We note that the value will be based on the daily settlement price for the CERFs.

The requested revision has been made at page 41.

Creation of Baskets, page 41

12.	We note your response to comment 41; however we are unable to locate the referenced disclosure. Please disclose that an Authorized Participant that delivers CERFs as consideration must also pay cash in amount sufficient to fund the margin account on such CERFs.

The disclosure at pages 6, 43 and 44 has been revised to clarify that if the Trust were to sell Shares to an Authorized Participant in exchange solely for cash consideration, that Authorized Participant will be required to pay any additional issuance costs.

Securities and Exchange Commission, p. 5

Redemptions of Baskets, page 42

13.	Please revise to clarify whether the Authorized Participants have discretion over whether to make redemptions on behalf of subsequent purchasers and whether they may refuse a redemption request.

The requested disclosure has been added at page 44.

Conflicts of Interest, page 54

14.	Refer to the second introductory paragraph. It is not appropriate for the disclosure to suggest that by purchasing the Shares, investors are waiving their rights to assert a claim. Please remove this statement from your prospectus.

BGI respectfully submits that the disclosure does not require a purchaser of Shares, by virtue of such purchase, to waive its right to assert a claim of violation of any duty owed by the Sponsor or the Manager to the Shareholders. Rather, BGI believes that prospective investors should be aware that if a Shareholder were to allege any violation of such a duty, the Sponsor and the Manager will assert that by purchasing Shares, such Shareholder has consented to the conflicts of interest disclosed. BGI notes that similar disclosure is present in other registration statements for similar exchange-traded funds that have been declared effective.

Plan of Distribution, page 63

15.	Please revise the fifth paragraph to clarify that it relates to dealers that are neither Authorized Participants nor “underwriters” but are nonetheless participating in a distribution.

The discussion has been clarified at page 67.

16.	We note your response to comment 51; however we are unable to locate the referenced disclosure. Please explain how the activities of the Initial Purchaser will be distinct from those of an Authorized Participant.

The requested revision has been made at page 67.

17.	We note your response to comment 53. Please disclose that the difference between the price paid by Authorized Participants acting as underwriters and the price paid by investors to such Authorized Participants will be deemed underwriting compensation.

The requested revision has been made at page 67.

Securities and Exchange Commission, p. 6

Where You Can Find More Information, page 67

18.	Please disclose any additional reports that you will provide shareholders, including as a result of CFTC regulations.

The requested disclosure has been added at page 71.

*        *        *        *

BGI respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Sincerely,

/s/ Geoffrey B. Goldman
Geoffrey B. Goldman

cc:	Ira Shapiro, Esq.
(Barclays Global Investors International, Inc.)

Edward J. Rosen, Esq.
Patrick J. Barrett, Esq.
(Cleary Gottlieb Steen & Hamilton LLP)